Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
March 31, 2016 and 2015

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	Notes	March 31, 2016 $	December 31, 2015 $
Assets
Current assets
Cash and cash equivalents	3	20,233,408	24,016,275
Short-term investments	3	2,088,800	2,060,977
Accounts receivable		59,648	340,059
Prepaid expenses		229,288	506,669
Total current assets		22,611,144	26,923,980
Non-current assets
Property and equipment		411,762	459,818
Total non-current assets		411,762	459,818

Total assets		23,022,906	27,383,798
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,554,338	2,709,492
Total current liabilities		2,554,338	2,709,492
Commitments and contingencies	7
Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2016 - 118,697,122 December 31, 2015 - 118,151,622	4	261,224,148	261,324,692
Contributed surplus	4, 5	26,359,606	26,277,966
Accumulated other comprehensive income		590,919	760,978
Accumulated deficit		(267,706,105)	(263,689,330)
Total shareholders’ equity		20,468,568	24,674,306
Total liabilities and equity		23,022,906	27,383,798
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

For the three month period ending March 31	Notes	2016 $	2015 $
Expenses
Research and development	5, 11, 12	2,726,129	2,425,539
Operating	5, 11, 12	1,360,412	1,182,734
Operating loss		(4,086,541)	(3,608,273)
Interest		69,621	56,435
Loss before income taxes		(4,016,920)	(3,551,838)
Income tax expense		145	—
Net loss		(4,016,775)	(3,551,838)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment		(170,059)	225,591
Net comprehensive loss		(4,186,834)	(3,326,247)
Basic and diluted loss per common share	6	(0.03)	(0.04)
Weighted average number of shares (basic and diluted)	6	118,199,985	99,557,654
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2014	237,657,056	25,848,429	280,043	(249,966,335)	13,819,193

Net loss and comprehensive income	—	—	225,591	(3,551,838)	(3,326,247)
Issued, pursuant to Share Purchase Agreement	1,925,596	—	—	—	1,925,596
Issued, pursuant to "At the Market" Agreement	14,636,918	—	—	—	14,636,918
Share based compensation	—	114,970	—	—	114,970
As at March 31, 2015	254,219,570	25,963,399	505,634	(253,518,173)	27,170,430

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and comprehensive income	—	—	(170,059)	(4,016,775)	(4,186,834)
Issued, pursuant to Share Purchase Agreement	—	—	—	—	—
Issued, pursuant to "At the Market" Agreement (Note 4)	(100,544)	—	—	—	(100,544)
Share based compensation	—	81,640	—	—	81,640
As at March 31, 2016	261,224,148	26,359,606	590,919	(267,706,105)	20,468,568
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March 31	Notes	2016 $	2015 $
Operating Activities
Net loss for the period		(4,016,775)	(3,551,838)
Amortization - property and equipment	11	45,942	45,130
Share based compensation	5, 11	81,640	114,970
Impact of unrealized foreign exchange (gains) losses		141,295	(305,156)
Net change in non-cash working capital	10	724,655	949,705
Cash used in operating activities		(3,023,243)	(2,747,189)
Investing Activities
Acquisition of property and equipment		—	(11,940)
Purchase of short-term investments		(27,823)	(29,292)
Cash used in investing activities		(27,823)	(41,232)
Financing Activities
Proceeds from Share Purchase Agreement	4	—	1,925,596
Proceeds from "At the Market" equity distribution agreement	4	(100,544)	14,636,918
Cash provided by financing activities		(100,544)	16,562,514
(Decrease) increase in cash		(3,151,610)	13,774,093
Cash and cash equivalents, beginning of period		24,016,275	14,152,825
Impact of foreign exchange on cash and cash equivalents		(631,257)	651,105
Cash and cash equivalents, end of period		20,233,408	28,578,023
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our interim consolidated financial statements for the period ended March 31, 2016, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on May 5, 2016. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

Note 2: Basis of Financial Statement Presentation
Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at March 31, 2016 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2015. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2015.
Note 3: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank denominated in Canadian and US dollars totaling $17,427,063 (December 31, 2015 - $21,742,300).  The current annual interest rate earned on these deposits is 0.89% (December 31, 2015 – 0.76%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
March 31, 2016
Short-term investments	2,088,800	2,088,800	—	2,088,800	2,088,800	1.41%
December 31, 2015
Short-term investments	2,060,977	2,060,977	—	2,060,977	2,060,977	1.35%

Fair value is determined by using published market prices provided by our investment advisor.

Note 4: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares
	Number	Amount $
Balance, December 31, 2014	93,512,494	237,657,056
Issued pursuant to "at the market" sales agreement(a)	18,860,454	20,049,693
Issued pursuant to Share Purchase Agreement(b)	5,778,674	4,371,687
Share issue costs	—	(753,744)
Balance, December 31, 2015	118,151,622	261,324,692
Issued pursuant to "At the Market" equity distribution agreement(c)	545,500	274,805
Share issue costs	—	(375,349)
Balance, March 31, 2016	118,697,122	261,224,148

(a)
In 2015, under the terms of our "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent (our "US ATM"), we issued 18,860,454 common shares for net proceeds of approximately US$15.5 million. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we are no longer able to sell common shares under our US ATM.

(b)
In 2015, under the terms of the share purchase agreement with Lincoln Park Capital Fund, LLC ("Share Purchase Agreement"), we issued 5,778,674 common shares for net proceeds of approximately US$3.5 million. As part of the shares issued, we issued 78,674 commitment shares. The commitment shares were valued at a fair value of US$50,024 and were recorded as additional share issue costs. On November 5, 2015, we were delisted from the NASDAQ Capital Market and as a result we are no longer able to sell common shares under the Share Purchase Agreement.

(c)
On February 25, 2016, we entered into a new "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of $4.6 million and allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the period ending March 31, 2016, we sold 545,500 commons shares for gross proceeds of $274,805. We incurred share issue costs which included costs to establish our Canadian ATM facility of $375,349. Subsequent to March 31, 2016, we sold 865,500 common shares for net proceeds of $463,097.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

Note 5: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at March 31:

	2016		2015
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	8,561,394	2.17	5,446,394	3.19
Granted during the period	—	—	—	—
Expired during the period	(100,000)	1.69	—	—
Outstanding, end of the period	8,461,394	2.17	5,446,394	3.19
Options exercisable, end of the period	6,376,394	2.74	5,296,394	3.23
The following table summarizes information about the stock options outstanding and exercisable at March 31, 2016:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.41 - $0.41	400,000	9.70	0.41	400,000	0.41
$0.42 - $0.57	2,780,000	9.67	0.42	695,000	0.42
$0.58- $1.87	1,740,667	7.45	1.56	1,740,667	1.56
$1.88 - $3.95	1,995,727	3.95	3.08	1,995,727	3.08
$3.96- $6.72	1,545,000	4.92	5.30	1,545,000	5.30
	8,461,394	6.99	2.17	6,376,394	2.74
Non-exercisable options vest annually over periods ranging from one to three years or upon satisfaction of certain performance conditions.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2016	2015

Risk-free interest rate	N/A	N/A
Expected hold period to exercise	N/A	N/A
Volatility in the price of the Company's shares	N/A	N/A
Rate of forfeiture	N/A	N/A
Dividend yield	N/A	N/A
Weighted average fair value of options	N/A	N/A

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
We have issued restricted share units to non-employee directors through our incentive share award plan of which the following are outstanding at March 31:

	2016	2015
Outstanding, beginning of the period	368,831	—
Granted during the period(1), (2)	17,262	—
Outstanding, end of the period	386,093	—
Vested, during the period	—	—
(1)The weighted average fair value of the restricted share units granted was $0.42 in 2016.
(2)Grants issued in 2016 vest on the third anniversary date from the grant date.
We have reserved 11,412,394 common shares for issuance relating to outstanding stock options. Compensation expense related to stock options granted to employees, directors and consultants and restricted share units to independent directors was $81,640 for the period ended March 31, 2016 (2015 - $114,970).

Note 6: Loss Per Common Share

Loss per common share is calculated using net loss for the period and the weighted average number of common shares outstanding for the period ended March 31, 2016 of 118,199,985 (March 31, 2015 of 99,557,654). The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 7: Commitments

We are committed to payments totaling $2,568,000 for activities related to our clinical trial, manufacturing and collaboration programs.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. Annual payments under the terms of this lease are as follows:

Amount $
Remainder of 2016	105,889
2017	151,780
2018	103,512
2019	103,512
2020	103,512
2021	43,130
611,335

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

Note 8: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	March 31, 2016 $	December 31, 2015 $
Cash and cash equivalents	20,233,408	24,016,275
Short-term investments	2,088,800	2,060,977
Shareholders’ equity	20,468,568	24,674,306

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On February 16, 2016, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”) in Canada. Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on March 16, 2018 and allowed us to enter into our Canadian ATM equity distribution agreement (see Note 4). We use this equity arrangement to assist us in achieving our capital objective.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2016.

Note 9: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at March 31, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2016 by approximately $66,084.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2016 by approximately $2,334. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net loss in 2016 by approximately $3,477 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2016 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	7,674,998	37,516	34,988
Accounts payable	(197,073)	(2,656)	(91)
	7,477,925	34,860	34,897

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 8.  Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

Note 10: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2016 $	2015 $
Change in:
Accounts receivable	280,411	146,045
Prepaid expenses	277,381	26,845
Accounts payable and accrued liabilities	(155,154)	900,518
Non-cash impact of foreign exchange	322,017	(123,703)
Change in non-cash working capital related to operating activities	724,655	949,705

Other Cash Flow Disclosures

	2016 $	2015 $
Cash interest received	69,621	56,435
Cash taxes paid	(145)	—

Note 11: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

	2016 $	2015 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	69,892	228,180
Unrealized non-cash foreign exchange loss (gain)	141,295	(305,156)
Non-cash share based compensation	59,603	75,970

Included in operating expenses:
Amortization of property and equipment	45,942	45,130
Non-cash share based compensation	22,037	39,000
Office minimum lease payments	48,488	46,354

ONCOLYTICS BIOTECH INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2016

Note 12: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2016 $	2015 $
Salaries and short-term benefits	667,454	654,536
Share-based payments	81,640	104,837
	749,094	759,373